

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2013

Via E-mail
Joseph B. Bower, Jr.
President and Chief Executive Officer
CNB Financial Corporation
1 South Second Street
PO Box 42
Clearfield, Pennsylvania 16830

> **Re:** **CNB Financial Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 17, 2013**
> **File No. 333-189177**

Dear Mr. Bower:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. We note your response to comment 1 in our letter dated July 3, 2013. Please confirm that FC projections were not provided to the financial advisors or agents of CNB.

The Merger

Interests of FC's Directors and Executive Officers in the Merger, page 68

2. Please revise your disclosure to include the appointment of Mr. Hord to the Board of CNB in this section.

Board Appointments for FC's Existing Directors, page 70

3. We note that your revised disclosure does not appear to include the information required by Item 402(k) of Regulation S-K, as required by Item 18(a)(7) of Form S-4. Please revise this section to include such compensation data.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   Via E-mail
        Gregory Parisi
        Nathaniel DeRose
        Hogan Lovells US LLP